DownToDash, Inc.
OPENING BALANCE SHEET AS OF MAY 16, 2019

TABLE OF CONTENTS

REPORT OF THE INDEPENDANT ACCOUNTANT

To the shareholders
DownToDash, Inc.
303 Spring Street
New York, NY 10013

We have reviewed the accompanying opening balance sheet as of May 16, 2019, and notes to the balance sheet, of DownToDash, Inc. (the "Corporation").

A review involves primarily applying analytical procedures to management's financial data and making inquiries to the Corporation's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility
The Corporation's management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States. This includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with the Statements of Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying balance sheet and notes to the balance sheet in order for them to be in accordance with accounting principles generally accepted in the United States.

Tenor Tax llp

May 24, 2019

Tenor Tax LLP
1732 1ˢᵗ Ave Suite 20989
New York, New York 10128
contact@tenor.tax | 845 327 1065

FINANCIAL POSITIONS

Assets	May 16, 2019
Current assets	-
Intangibles	14,187
Total assets	14,187

Liabilities	
Current liabilities	-
Noncurrent liabilities	-
Total liabilities	-

Equity	
Common stock	100
Capital in excess of par value	14,087
	14,187

Total of liabilities and equity	14,187

NOTES TO THE FINANCIAL STATEMENT

1. **Summary of significant accounting policies**

   Nature of business: DownToDash, Inc. was organized in the state of Delaware on May 16, 2019, and operates out of New York City. The corporation develops and operates a location-based social mobile application that informs users of activities happening nearby and connects them with other users interested in the same activities.

   Management' plans: The management's strategic objectives for 2019 and beyond is focused on increasing the user base and engagement with the platform. This objective will be achieved through organic growth, media relations, and other marketing efforts. The management believes that its financing activities will enable the business to continue its operations for a reasonable period of time. The management's long-term vision is to be a leader in enabling people to meet activity partners, with a focus on user safety.

   Basis of accounting: The accompanying balance sheet has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codifications.

   Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Income taxes: The entity is treated as a corporation for federal and state income tax purposes and taxable income is to be taxed at the entity level. Considering the significant uncertainties with respect to the corporation's future profitability, no deferred tax asset has been recognized.

   Income tax uncertainties: The corporation follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the corporation's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the tax authorities.

   Subsequent events: The management has evaluated subsequent events through May 24, 2019, the date the financials statements were available for issuance, and has determined that there are no subsequent events required to be reported on the accompanying balance sheet.

2. **Intangibles:** Intangible assets consist primarily in custom software code developed by third-party providers that is stated at cost.